Exhibit 99.2

Transforming Video Data Workflows in High-Growth Markets World Leader in Video Performance for Human Viewers and Machine Vision September 2026

All statements in this presentation, other than those relating to historical facts, are "forward‐looking statements." Words such as "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws. Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders. Forward-looking statements / 2

/ 3 1 Video data storage size and cost are based on Beamr's estimations 2 NVIDIA blog Video used to be just for human viewers. That has changed. Video today is training and decision data, and operational ground truth - setting a new bar for how it must be processed, validated, and trusted. >80% Video's share of consumer internet traffic2 #1 Among the largest data types for AI training 100-500 PB Video data storage for typical AV company1 x2 Video data volumes roughly double annually Video is Becoming AI Video at Scale

BEAMR

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Beamr Turns Complex Video Workflows Into Pipelines You Can Trust, Scale, and Monetize







Autonomous Vehicles & ADAS

Beamr solution:

Managing AV petabyte-scale real-world footage and synthetic data. Preserving ML model accuracy while reducing multi-year storage and infrastructure costs by up to 50%.

Media & Entertainment

Beamr solution:

Deliver high-efficiency video for VoD or live streaming across a variety of video formats: AVC, HEVC, and AV1.

User-Generated Content

Beamr solution:

Scalable solution designed to support high-volume operations on social media and content creation applications.

without Beamr
12.2 Mbps
with Beamr
2.2 Mbps

Beamr technology

Smaller Videos, Same Quality

GPU-accelerated video processing powered by AI

- Beamr makes video smaller by 30%-50%
- Faster to move videos over networks
- Securing video quality according to subjective and objective metrics
- For human viewing and computer vision alike

Boost Video Performance, Preserve Quality, and Cut Costs by Up to 50% Cloud Partners Available on AWS Marketplace and a member of the AWS ISV Accelerate program; integrated with Oracle Cloud Infrastructure (OCI) NVIDIA Partner The world's first GPU-accelerated video optimization service, delivering up to 10x performance compared to CPU-based solutions Trusted by Industry Leaders Netflix | Paramount | Deluxe | JioHotstar | Snapfish | Avaya 53 Patents Protecting Our Technology Beamr (Nasdaq: BMR) uses AI-trained computer vision algorithms, winner of an Emmy® Award for Content-Adaptive video encoding (CABR) / 6

Over 32 Enterprise Customers / 7

NVIDIA Collaboration 1 – Beamr PR, February 2022 By collaborating with BEAMR, we made the NVENC API much more flexible, enabling it to run multiple passes and achieve unbounded quality for BEAMR's CABR. Andrew Page Director of Advanced Technologies in the Professional Visualization group at NVIDIA1 / 8 NVIDIA, a multinational technology company and a leading developer of GPUs for the AI industry, with an annual revenue of $215.9 billion for the fiscal year 2026

AWS marketplace and a member of AWS ISV Accelerate program Oracle Cloud Expertise and member of Oracle Partner Network The cloud represents a huge opportunity for our partner community. Beamr's commitment to innovation with the Oracle Cloud and quality execution helps our mutual customers receive cloud-enabled, automated, and scalable video processing solutions ready to meet critical business needs. David Hicks, Group vice president, Worldwide ISV Cloud Business Development, Oracle1 / 9 1 - Beamr PR, June 2024 Partnerships with Leading Cloud Platforms

Managing the volume of data AV programs generate is a constant challenge for the teams we work with, and video is the largest part of it. In our testing, Beamr reduced that video data while preserving the detections perception models depend on - which is what makes it the right fit for the petabyte-scale workflows across our ecosystem. Jacob Perrin ADAS/AD Engineering Manager, dSPACE / 11 Validated Across Leading Platforms Beamr's ML-Safe video data technology for autonomous vehicles is the first compression technology in the RTMaps AI Store Demonstration with VAST Data, the AI Operating System company. Member of the VAST Data Technology Partner Program ML-Safe Video Compression Validated on NVIDIA Cosmos Curator platform NVIDIA Cosmos

BQM is a sophisticated patented perceptual quality metric using AI computer vision algorithms / 12 Preserving • Added blockiness • Texture loss • Added artificial texture • Pixel differences Area of interest Analyzing • Temporal flow • Edge loss • Faces • Skin areas Trusted Technology

Autonomous Vehicles and ADAS Video Data Explosion 1-4 Terabytes 100-500 Petabytes Data produced by one autonomous car per day Data required for training a single AV model Workflow bottlenecks Massive datasets create friction across the AV and ML lifecycle - slowing training, inference, and analysis, and putting pressure on infrastructure efficiency Growing investments As video data keeps accumulating - long-term, multi-year storage, networking and egress costs, as well as compute usage, all rise sharply Data factories Integrated pipelines at scale, in the cloud or on-premises, for ingestion, processing, model training, and continuous improvement.

BEAMR
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Autonomous Vehicle and ADAS Business Potential

80+
AV and ADAS companies with test vehicles on the road[1]

100-500 PB
Video data storage for typical AV company[3]

$10-20M+
Long-term storage expenses per year for AV company[3]

20.62%
CAGR estimation[2]

20%-50%
Expected savings with Beamr's solution[4]

AI Training Data Market
Video/Image[5]


6.8
3.4
0
Market Size (USD Billion)
2023
2024
2025
2026
2027
2028
2029
2030

1. AV companies with test vehicles on the road based on NVIDIA Autonomous Vehicles Safety Report link
2. CAGR estimation is based on Automotive Data Management Market Size, Share, and Trends 2024 to 2034 link
3. Video data storage size and cost are based on Beamr's estimations
4. Expected savings with Beamr's solution are based on Beamr's testings and PoCs
5. AI Training Dataset Market, Grand View Research, 2026 link

/ 15 Beamr makes videos smaller by up to 50% Production-ready for AV and ADAS development Faster to move videos across AV data pipelines GPU-Accelerated performance ML-Safe Video Data Compression at Scale Beamr Solution: With Beamr: 440MB Without Beamr: 810MB 46% Savings

BEAMR

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NVIDIA AV Infrastructure Team Validated:

Significant Improvements Over Existing Solution

This is an improvement for our video data pipeline – with compression savings and no degradation to our AV models. The content-adaptive approach demonstrates the efficiency needed for AV systems development without compromising model integrity"

Zachary Taylor
Senior Director, AV Infrastructure at NVIDIA[1]


23%
Additional savings
40%–50%
Additional savings using Beamr with modern codecs
AV Video Data Efficiency at scale

1. Beamr blog, August 2025

/ 17 Beamr Blueprint AV A Path From Evaluation to Adoption Bringing our video data expertise directly into the AV pipelines of Tier-1 suppliers and OEMs - the judgment to know where compression is safe. For Beamr, it opens a commercial channel with a defined offering for earlier customer engagements and monetization opportunities. World foundation model Simulations Evaluating the AV pipeline - real-world and synthetic video data In-vehicle Cloud Data Center

Media & Entertainment and UGC Video Markets After 4K Before 720p The video optimization and compression industry is a $10 billion market, with a CAGR of 11.7%1. 1. Video Optimization Market Research Report, Growth market reports link

/ 19 Validate Video Quality at Production Speed NVIDIA RTX Video Super Resolution is built on the conviction that AI should make video demonstrably better — not just algorithmically better. Beamr VISTA puts that claim in front of real viewers and delivers statistically confident results at production speed. Seeing NVIDIA RTX VSR outperform standard upscaling with 95% confidence across 60 qualified viewers is exactly the kind of rigorous, viewer-grounded validation the industry needs as AI becomes central to every stage of the video pipeline." Richard Kerris vice president of media and entertainment at NVIDIA1 / 19 1. Beamr PR, April 2026 Every video change is risky: rollbacks are expensive, algorithmic metrics are limited, internal tests don't scale. Beamr VISTA bridges the gap with a managed, scalable subjective quality testing platform with decision-ready results, delivered in days Ready for AI Video AI models are transforming video, but the industry has lacked a scalable way to validate AI video quality. VISTA validated NVIDIA RTX Video Super Resolution AI quality enhancement, with statistical confidence. Beamr's Quality Benchmark While developing CABR, Beamr's patented content-adaptive technology, we looked for a validation tool, and couldn't find it. That's why we developed VISTA. A B

BEAMR
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Live 4Kp60 with AI Enhancement

Beamr's GPU-accelerated technology enables broadcasters and streamers of live sport matches or music concerts to deliver ultra-high-definition video from low-resolution sources in real time and to improve video quality


0:43


0:43

More quality at the same cost

Live sports broadcasts and high-quality video productions delivered without compromising speed or quality - while preserving costs or significantly reducing them.

Expert evaluation on the customer's content

Beamr Blueprint SR proves AI enhancement on the customer's own content, validated by real viewers through VISTA, ending in a go/no-go decision.

4K live streaming requires optimization to support the advanced workflows needed for immersive, personalization, and interactive applications. ***With NVIDIA GPUs, Beamr video compression gains can be provided for live video streams at up to 4K resolution****, and customers using Beamr's content-adaptive bitrate technology on the Holoscan for Media platform can tap into higher-quality live video feeds."*

Richard Kerris
vice president of media and entertainment at NVIDIA[1]

1. Beamr PR, September 2024

From Validation to Commercialization in the AV Market / 21 Q2-Q3 2026 Patented CABR technology as an AI training asset Training an AI model on video data processed by Beamr's content-adaptive technology made the model more resilient to compression, by lowering depth estimation error on safety-critical road users, including pedestrians and motorcyclists, by 30.7%. Advancing toward strategic commercial engagements Joint demonstrations with industry leaders, together with our broader ecosystem partnerships with NVIDIA and AWS, place Beamr's offering inside the platforms used by AI video teams. A global autonomous vehicle program has signed a first Blueprint AV engagement, supporting our advancement toward long-term account agreements. Q3 2025 - Q1 2026 ML-Safe video data benchmark tests August 2025 In collaboration with the NVIDIA AV Infrastructure team, Beamr's CABR delivered 23% compression improvement using the same codec, and up to 50% reduction when switching to modern codecs. December 2025 Comparison between Beamr's CABR and industry-standard compression achieved 48% average file size reduction with a <2% difference in mean Average Precision (mAP), which is well within the model's expected variance. January 2026 Test of CABR compression over NVIDIA's physical AI AV dataset showed 20%-50% file size reduction while preserving model output across detection, localization, and confidence consistency. Q1 2026 ML-Safe Video compression validated on NVIDIA Cosmos Curator Beamr technology was demonstrated on NVIDIA Cosmos Curator, the data-curation pipeline used across physical AI and AV development. The results: 41%–57% file size reduction with no measurable impact on AV captioning.

Dani Megrelishvili CPO Mr. Megrelishvili's previous role with us was between November 2014 and November 2017, serving as Head of JPEGmini business unit. Prior to rejoining us, during 2022, he served as a product manager at Lexense, a legal-tech startup offering tools to handle and manage legal disputes. Prior to that, between 2020-2021, Mr. Megrelishvili served as product manager at Wix.com Ltd (Nasdaq: WIX), Wix provides cloud-based web development services. It allows users to create websites and mobile sites through the use of online tools. Tamar Shoham CTO A leading imaging and video scientist, with over 20 years experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression. Prior to joining Beamr, Ms. Shoham was a research fellow at the Technion Signal and Image Processing Lab. Prior to that, she was in the algorithm group in Comverse, pioneering video solutions in the company. Ms. Shoham holds a Bachelor of Science from Tel-Aviv University, and a Master of Science with honors from the Technion Institute of Technology, both in Electrical Engineering. She has published many academic papers and is a primary inventor of 40 international patents to date. Sharon Carmel CEO and Chairman of the Board A serial entrepreneur with a proven track record in the software space. In 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), which developed the first video chips for Samsung Mobile. The company went public in 1996, and in 2000 reached a peak market cap of ~$7B. In 2002 Mr. Carmel founded his second start-up, BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (Nasdaq: PTEC). Danny Sandler CFO Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, initially as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between 2011 and 2014, he was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor's degree in Economics and Accounting from Bar-Ilan University. Michael Ozeryansky VP R&D A software development and management veteran with more than two decades of experience. Mr. Ozeryansky has significant experience in software development and cloud platforms. Prior to Beamr, Michael worked at various startups and public companies including Keepy AI, Sense Education, PTC (Nasdaq: PTC) and Amdocs (Nasdaq: DOX). Mr. Ozeryansky holds a Master's degree in Management of Technological Companies from The Israeli College of Management and a Bachelor's degree in Mathematics and Computer Science from Bar-Ilan University Haggai Barel COO A seasoned entrepreneur with extensive experience of founding and leading public companies. Mr. Barel co-founded and served as CEO of Orca Interactive, which was a leading IPTV provider, went public in the London stock exchange in 2004, and was acquired by Orange (France Telecom). After that, he was founder and CEO of Deep, a company leveraging AI to create contextual visual storytelling elements and automate video production, which was acquired in 2023. Mr. Barel is a graduate of Harvard's Presidents Program in management and a member of YPO (Young Presidents' Organization) global leadership community. He holds a bachelor's degree in computer science from The Academic College of Tel-Aviv, Yafo. / 22 Management Team

Tal Barnoach Director Serves as a board member since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund, since July 2014, Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Neema, Bit, Lumen, Deep, Replix, Qwilt, Minta, Zur Shamir and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University. Serves as a board member since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, he is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech companies creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. He serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master's degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master's degree in International Studies from the University of Pennsylvania, and a Bachelor of Science in Business Administration from ESADE Business School. Board of Directors Mr. Shoham was Israel country manager at Intel Capital, the venture arm of Intel, until December 2021. He has over 20 years' experience as a venture capitalist with Intel Capital and, prior to that, as general partner with Genesis Partners, among Israel's most accomplished and successful VC funds (Invested in Checkpoint, Imperva, Kato Networks). Announced exited investments include: Scopus Video Networks (Nasdaq IPO), Sansa Security (ARM), Habana Labs (Intel), and Sedona (Cisco). Independent Director with M-Systems (Nasdaq) from 1995 until $1.55B sale to Sandisk. Entrepreneur and co-founder of VDOnet (sold to Citrix), Butterfly (sold to Texas Instruments) and RF Waves (sold to Vishay). Corporate attorney in Chicago and Tel Aviv, and partner with Goldfarb Seligman. Bachelor in Psychology and educational counselling from Haifa University and JD from Loyola University of Chicago. Ms. Michaeli has over 20 years' experience in multiple financial and operational roles, in small to large global companies. In her last role Ms. Michaeli served as CFO of Twine Solutions Ltd. Prior to that, she was CFO at Cardo Systems Ltd, and before that CFO of Kornit Digital Ltd, where she fulfilled a key position in leading the company to IPO in 2015. Ms. Michaeli holds a Bachelor's degree in economics and an MBA, both from Tel Aviv University. Yair Shoham Director Lluis Pedragosa Director Osnat Michaeli Director / 23

Operations Data As of June 30, 2026 As of June 30, 2025 As of Dec 31, 2025 Revenue $884,000 $1,068,000 $3,094,000 Cost of Revenues $(140,000) $(151,000) $(318,000) Gross Profit $744,000 $917,000 $2,776,000 R&D expenses $(2,633,000) $(2,043,000) $(4,603,000) S&M expenses $(1,463,000) $(1,061,000) $(2,359,000) G&A expenses $(1,087,000) $(1,231,000) $(2,268,000) Tax and Finance $35,000 $233,000 $434,000 Net Loss $(4,404,000) $(3,185,000) $(6,020,000) Balance Sheet Data As of June 30, 2026 As of Dec 31, 2025 Cash and Deposits $7,736,000 $11,485,000 Total current assets $8,143,000 $12,031,000 Total non-current assets $4,588,000 $4,696,000 Total current liabilities $1,008,000 $915,000 Total non-current liabilities $50,000 $50,000 Total shareholders' equity $11,673,000 $15,762,000 / 24 Operations & Balance Sheet Summary

Securities Outstanding As of June 30, 2026 Ordinary Shares Outstanding 15,529,854 Options (WAEP: $2.74) 1,557,796 Warrants (WAEP $7.08) 153,367 Fully Diluted Shares Outstanding 17,241,017 / 25

BEAMR

Beamr’s Recent Highlights

Compression solution across the AV stack

Beamr's ML-safe compression is available on the **RTMaps AI Store** (Intempora, a dSPACE company) - the first compression technology in the store, ready to use across the AV stack.

Joint demonstrations and industry leading events

Since the beginning of 2026, we participated in **CES, NVIDIA GTC, NAB Show, and other key industry events** for the physical AI, AV and media and entertainment sectors.

SOC 2 audit

Beamr completed the SOC 2® Type II examination, performed by one of the top accounting firms in the world, reinforcing its enterprise-grade operations.

Addressing the industry’s urgent needs

Beamr Blueprint AV and SR for expert engagement in customer pipelines and content. **Beamr VISTA** for quality measurement at scale by real viewers, delivered in days.

Live demonstrations at IBC Show 2026

Beamr will demonstrate its **NVIDIA-powered live super-resolution and AI-enhancement solutions** at IBC Show 2026 in Amsterdam.




GTC
ONE MILLION HOURS PER MODEL


ML-Safe Video Data Compression
Up to 50% file size reduction
Less than 2% mAP difference

The Winning Formula For more details: www.beamr.com or www.investors.beamr.com Technology 53 Patents Industry Recognition Leadership Led by a serial entrepreneur World class experts Fast growing markets 20% CAGR Markets with urgent needs Disruptive The first of its kind • Enablement by NVIDIA • ML-safe video compression Business model Usage-based pricing • Per GB processed • Per hour processed Partnerships